QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

STATEMENT REGARDING CALCULATION OF RATIOS

	Years Ended December 31,
						Six months ended June 30, 2005
	2000	2001	2002	2003	2004
Earnings:
Income (loss) before income taxes	$652	$2,659	$(14,512)	$(129,741)	$(53,161)	$(87,230)
Add: fixed charges	8,915	10,190	10,370	13,176	10,083	7,396
Less: capitalized interest	—	—	(531)	(2,245)	(3,786)	(1,815)

Earnings	$9,567	$12,849	$(4,673)	$(118,810)	$(46,864)	$(81,649)

Fixed Charges:
Interest expensed and capitalized	$8,593	$9,709	$9,677	$12,015	$8,814	$6,666
Estimated interest portion of rent expense	322	481	693	1,161	1,269	730

Fixed charges	$8,915	$10,190	$10,370	$13,176	$10,083	$7,396

Ratio of earnings to fixed charges(1)	1.07	1.26	N/A	N/A	N/A	N/A
Earnings insufficiency			$(15,043)	$(131,986)	$(56,947)	$(89,045)

(1)
Loss before income taxes for the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2005 was not sufficient to cover fixed charges by a total of approximately $15.0 million in 2002, $132.0 million in 2003, $57.0 million in 2004 and $89.0 million in the six months ended June 30, 2005. As a result, the ratio of earnings to fixed charges has not been computed for any of these periods.

QuickLinks

  EXHIBIT 12.1
STATEMENT REGARDING CALCULATION OF RATIOS